SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month July 2012

CREDICORP LTD.

(Exact name of registrant as specified in its charter)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

July 19, 2012

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re.: MATERIAL EVENT

Dear Sirs,

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, amended by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

Credicorp Ltd. reports that its subsidiary Banco de Crédito del Perú (BCP) will transfer part of its equity, for a total of S/. 138,277,561.30 (One hundred and thirty-eight million two hundred and seventy-thousand five hundred and sixty-one and 30/00 Nuevos Soles) that includes, among its main assets, stock shares in its subsidiaries Credifondo, Credibolso and Credititulos, to BCP Capital S.A.A. (BCP Capital), a subsidiary of Grupo Crédito and Banco de Crédito, which are, respectively, direct and indirect holders of 100% of its stock shares, as part of the strategic plan to create a regional investment bank. The equity to be split represents 2.13% of BCP’s total book equity and the assets to be split represent 0.25% of BCP’s total assets, as of June 30, 2012.

Thus, the split of this equity block of BCP in favor of BCP Capital is part of Credicorp’s strategy to create an investment bank with a regional scope and approach within the ambit of the Latin American Integrated Market (MILA). The split, as well as the agreements reached to acquire majority holdings in Correval and IM Trust, will allow Credicorp to increase the value proposition offered to clients seeking to do business in these markets based on an integrated approach.

It should be noted that in its session held yesterday, July 18, BCP’s Board of Directors approved the proposed split, which will be submitted for the consideration and approval of BCP’s General Meeting of Shareholders, to be held on Tuesday August 21, 2012. Afterwards, the proposed will be submitted for approval by the Superintendency of Banking, Insurance and AFPs and the Superintendency of the Peruvian Securities Market – SMV.

Yours sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2012

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative